Exhibit 99.1

Major Order for Volvo Buses in Norway

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 19, 2007--Volvo Buses in Norway (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (BSE:VLV) has secured its largest individual order to date. The bus operator Veolia Transport has ordered 173 Volvo buses that will be deployed in traffic operations in the Stavanger area.

During the spring, Veolia Transport S0r AS won the procurement process for all public transport in S0r-Rogaland, around Stavanger in southern Norge. There are considerable differences between the traffic to be provided in the various parts of the region, and Veolia Transport needs many different types of vehicles to be able to offer the most effective and productive traffic. Volvo Buses offers an extremely varied range of vehicle types and can deliver exactly the type of buses required by Veolia Transport.

The order for S0r-Rogaland applies to 173 buses of the Volvo 7700, Volvo 8500 and Volvo 8700 type. It pertains mainly to low-entry buses with a length of either 12 meters or 14.5 meters, as well as two-axle 12-meter low-floor buses and 18-meter articulated buses. The order also includes three double-deckers based on Volvo's well-proven B9TL double-decker chassis. The buses will be fitted with 7-liter, 9-liter and 12-liter engines, and certain buses will have Volvo Buses' 9-liter engine that is fueled by natural gas.

Reduced environmental impact The order has distinct environmental characteristics. Since Volvo has chosen catalytic conversion of exhaust fumes, the engines will obviously meet today's stringent exhaust fume requirements in accordance with Euro 4. At the same time, the choice of technology also means that fuel consumption will be reduced, which reduces emissions of the greenhouse gas carbon dioxide. The order also includes 35 gas-fueled buses, with emission levels that are lower than those stipulated in Euro 5, thus meeting a requirement that will not be enacted until 2009.

The agreement includes a clause under which the Volvo dealer Rieber Thorsen Buss og Last AS will account for all maintenance of the buses for a period of five years, with a possible extension of the maintenance contract by up to 3.5 years. Most of the maintenance will be conducted in Stavanger, Sandnes and Egersund.

In addition to the delivery to Veolia Transport S0r AS, there is also an option for delivery of 10-15 Volvo 8700s and Volvo's new tourist coach Volvo 9700 to other parts of the Veolia company in Norway.

"Veolia is one of the largest public transport operators in the world today," says Gunnar Mykland", Head of Volvo Buses in Norway. "I believe that the favorable relations that we at Volvo Buses have established with Veolia Transport here in Norway and in many other parts of Europe have contributed to our securing this order.

"It's all about being able to trust each other, which is a prerequisite for placing an order as large as this one."

The buses will be manufactured at Volvo's plants in Boras and Saffle, Sweden, in Wroclaw, Poland, and in Finland. All diesel buses will be delivered this year, while the gas-fueled buses will be delivered during spring 2008.

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Bus Corporation
Gunnar Mykland, Head of Volvo Buses Norway
Tel. +47 90891223
or
Per-Martin Johansson, Press Officer
Tel. +46 31 322 52 00
per-martin.johansson@volvo.com